SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Krupp Realty Limited Partnership V
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 31, 1999
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



-------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.  NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

    Equity Resources Group, Incorporated    I.R.S.# 04-2723870
    Equity Resource Boston Fund Limited Partnership   I.R.S.# 04-3430288
    Equity Resource Bridge Fund Limited Partnership   I.R.S.# 04-3392599
    Equity Resource Cambridge Fund Limited Partnership   I.R.S.# 04-3189039
    Equity Resource General Fund Limited Partnership   I.R.S.# 04-3012717
    Equity Resource Fund XVII Limited Partnership   I.R.S.# 04-3274114
    Equity Resource Fund XIX Limited Partnership   I.R.S.#04-3315135
    Equity Resource Fund XXI Limited Partnership   I.R.S.# 04-3383737
    James E. Brooks
    Mark S. Thompson
    Eggert Dagbjartsson

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A) [x]
                                                                     (B) [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                WC $1,099,245.00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Equity Resources Group, Incorporated is a Massachusetts corporation.
    Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Bridge Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Cambridge Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource General Fund Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XIX Limited Partnership is a Massachusetts limited partnership.
    Equity Resource Fund XXI Limited Partnership is a Massachusetts limited partnership.
    James E. Brooks is a United States citizen.
    Mark S. Thompson is a United States citizen.
    Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

    847 Units are held by Equity Resource Fund XXI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated is the sole general partner (the "Fund XXI General Partner"). The Fund XXI General Partner as a reporting person in its capacity as general partner of such limited partnership has sole voting power with respect to such Units.

8.  SHARED VOTING POWER

    554 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Boston Fund General Partners"). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    20 Units are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bridge Fund General Partners"). Voting power with respect to such Units is shared by the Bridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    175 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Cambridge Fund General Partners"). Voting power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    20 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "General Fund General Partners"). Voting power with respect to such Units is shared by the General Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    1,599.5 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund

    XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

    225 Units are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XIX General Partners"). Voting power with respect to such Units is shared by the Fund XIX General Partners as reporting persons in their capacities as general partners of such limited partnership.

    See Item 2 below for other required information.

9.  SOLE DISPOSITIVE POWER

    847 Units are held by Equity Resource Fund XXI Limited Partnership, a Massachusetts limited partnership. The Fund XXI General Partner as a reporting person in its capacity as general partner of such limited partnership has sole dispositive power with respect to such Units.

10. SHARED DISPOSITIVE POWER

    554 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    20 Units are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    175 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Cambridge Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    20 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the General Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

    1,599.5 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such

    Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

    225 Units are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XIX General Partners as reporting persons in their capacities as general partners of such limited partnership.

    See Item 2 below for other required information.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    554 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    20 Units are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    175 Units are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    20 Units are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    1,599.5 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

    225 Units are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

    847 Units are held by Equity Resource Fund XXI Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resources Group, Incorporated is the general partner.

    See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.6% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    .06% are held by Equity Resource Bridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    .5% are held by Equity Resource Cambridge Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    .06% are held by Equity Resource General Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

    4.5% are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

    .6% are held by Equity Resource Fund XIX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners.

    2.4% are held by Equity Resource Fund XXI Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resources Group, Incorporated is the general partner.

    See Item 2 below for other required information.

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    Equity Resources Group, Incorporated                            CO
    Equity Resource Boston Fund Limited Partnership                 PN

    Equity Resource Bridge Fund Limited Parntership                 PN
    Equity Resource Cambridge Fund Limited Partnership              PN
    Equity Resource General Fund Limited Partnership                PN
    Equity Resource Fund XVII Limited Partnership                   PN
    Equity Resource Fund XIX Limited Partnership                    PN
    Equity Resource Fund XXI Limited Partnership                    PN
    James E. Brooks                                                 IN
    Mark S. Thompson                                                IN
    Eggert Dagbjartsson                                             IN

Item 1. Security and Issuer.

     This statement relates to certain limited partnership units (the "Units") of Krupp Realty Limited Partnership V, a Massachusetts limited partnership with its principal executive office at 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2. Identity and Background.

     (a) The names of the persons filing this statement are Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, and Eggert Dagbjartsson, respectively (collectively, the "Reporting Persons"). Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Boston Fund Limited Partnership and Equity Resource Bridge Fund Limited Partnership. Equity Resources Group, Incorporated, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Cambridge Fund Limited Partnership and Equity Resource General Fund Limited Partnership. Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership and Equity Resource Fund XIX Limited Partnership. Equity Resources Group, Incorporated is the general partner of Equity Resource Fund XXI Limited Partnership. This statement on Schedule 13D is filed on behalf of all such Reporting Persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of the Reporting Persons is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of the Reporting Persons nor James E. Brooks, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor James E. Brooks, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3. Source and Amount of Funds or Other Consideration.

     Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership, and Equity Resource Fund XXI Limited Partnership purchased the Units hereby reported for an aggregate of $1,099,245.00 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4. Purpose of Transaction.

     Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership and Equity Resource Fund XXI Limited Partnership acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Equity Resources Group, Incorporated, Mark S. Thompson, James E. Brooks and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership, and Equity Resource Fund XXI Limited Partnership, beneficially own an aggregate of 3,440.5 Units, representing 9.77% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 9.77% because of rounding done pursuant to the instructions to Schedule 13D).

     (b) Equity Resources Group, Incorporated, Mark S. Thompson, James E. Brooks and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership and Equity Resource Fund XXI Limited Partnership, as the case may be, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 3,440.5 Units referred to in Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) The group of Reporting Persons is, collectively, the beneficial owner of 9.77% of the Units, an increase of 4.29% from the original filing as of December 12, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        Exhibit 7.1 Agreement dated as of July 5, 1999, between each of the Reporting Persons with respect to the filing of this statement on
        Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

          July 5, 1999                             July 5, 1999
             (Date)                                   (Date)

EQUITY RESOURCES GROUP,
INCORPORATED                                   /s/ James E. Brooks
                                               --------------------------------
                                               James E. Brooks, individually

By: /s/ Eggert Dagbjartsson                    /s/ Eggert Dagbjartsson
    --------------------------------           --------------------------------
    Eggert Dagbjartsson                        Eggert Dagbjartsson, individually
    Executive Vice President
                                               /s/ Mark S. Thompson
                                               --------------------------------
                                               Mark S. Thompson, individually

EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    --------------------------------
    Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BRIDGE FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    --------------------------------
    Eggert Dagbjartsson, as general partner

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE GENERAL FUND
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XVII
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XIX
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XXI
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

                                                                    EXHIBIT 7.1
                                   AGREEMENT


     This Agreement, dated as of July 5, 1999, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 3,440.5 units (the "Units") of limited partnership interest in Krupp Realty Limited Partnership V, a Massachusetts limited partnership, held by Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership, and Equity Resource Fund XXI Limited Partnership. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Boston Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership, and Equity Resource Fund XXI Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED                                   /s/ James E. Brooks
                                               --------------------------------
                                               James E. Brooks, individually

By: /s/ Eggert Dagbjartsson                    /s/ Eggert Dagbjartsson
    --------------------------------           --------------------------------
    Eggert Dagbjartsson                        Eggert Dagbjartsson, individually
    Executive Vice President
                                               /s/ Mark S. Thompson
                                               --------------------------------
                                               Mark S. Thompson, individually

EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    --------------------------------
    Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BRIDGE FUND
LIMITED PARTNERSHIP


By: /s/ Eggert Dagbjartsson
    --------------------------------
    Eggert Dagbjartsson, as general partner

EQUITY RESOURCE CAMBRIDGE FUND
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE GENERAL FUND
LIMITED PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XVII LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President

EQUITY RESOURCE FUND XIX LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President


EQUITY RESOURCE FUND XXI LIMITED
PARTNERSHIP

By:   EQUITY RESOURCES GROUP,
      INCORPORATED, as general partner

      By: /s/ Eggert Dagbjartsson
          --------------------------------
          Eggert Dagbjartsson
          Executive Vice President